UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2019 (MM/DD/YY) AND ENDING June 30, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equatex US Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 22nd Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Stanek — 646-880-9123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York City	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin R. Stanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equatex US Inc., as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN BEFORE ME ON September 10th 2020

Signature

President

Title

D. Y. Shah.

Notary Public

DIPTI SHAH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SH6391079
Qualified in Dutchess County
My Commission Expires 04-29-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equatex US Inc.

(SEC I.D. No. 8-69607)

Statement of Financial Condition
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accounting Firm's Report Thereon

Year Ended June 30, 2020

Equatex US Inc.
Financial Statement

Contents

Report of Independent Registered Public Accounting Firm .……………………………………..3

Financial Statements

    Statement of Financial Condition .…………………………………………………………...4

    Notes to Financial Statement…………………………………………………………… 5-11



Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Equatex US Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equatex US Inc., (the "Company"), as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
September 14, 2020

Mazars USA LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



Equatex US Inc.
Statement of Financial Condition
As of June 30, 2020

ASSETS

Cash	$	6,769,985
Cash Segregated Under Federal and Other Regulations		5,000,000
Receivable From Clearing Organization		1,637,801
Receivable From Customers		18,071,147
Other Receivables		33,717
Right - of- Use Asset		29,615
Other Assets		63,807
TOTAL ASSETS	$	31,606,072

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to Customers	$	18,071,147
Payable to Affiliates, net		552,025
Line of Credit Due To Affiliate		-
Lease Liability		29,615
Accounts Payable and Accrued Expenses		660,736
TOTAL LIABILITIES	$	19,313,523

Commitments (Note 10)

STOCKHOLDER'S EQUITY:

Common Stock (.01 par value ; authorized 1,000 shares;	
issued and outstanding 1,000 shares)	10
Additional paid-in capital	11,130,000
Retained earnings	1,162,539
	12,292,549
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,606,072

The accompanying notes are an integral part of this Statement of Financial Condition.

1. **Organization**

   Equatex US Inc., (the "Company" or "EUS") was organized on October 21, 2014 and effective February 12, 2016, the Company registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with substantially all of the US States and Territories except for the Virgin Islands and conducts its securities business in accordance with SEC Rule 15c3-3 on an Omnibus basis under the omnibus clearing agreement with Interactive Brokers ("IB") in Greenwich, Connecticut. The Company's main office is located in New York City, N.Y.

   On November 16, 2018, Equatex Group Holding AG, Equatex Holding AG, and Equatex AG, the former parent of the Company, (collectively the "Group") was acquired by Computershare Limited, ("CPU Limited"). As a result of the acquisition, CPU Limited became successor-in-interest to the Group including the Company. On January 31, 2020, Computershare Inc., an affiliate of CPU Limited purchased all of the shares of common stock of Equatex US Inc. from Equatex AG. This purchase represented a direct transfer of organizational control and ownership. As a result of this purchase, Computershare Inc., became the parent of the Company. Under the current corporate structure, the Company is now an affiliate of Equatex AG, (the "Affiliate").

   The Company, in accordance with a Service Level Agreement ("SLA") with Equatex AG, the Affiliate, and its former parent prior to the Computershare acquisition, serves as the primary facilitator in the execution of transactions on behalf of the Affiliate's corporate clients' US participants' instructions when exercising their allocated stock plan option rights provided by the corporate client. These transactions are accounted for on an agency basis on U.S. and non-U.S. national exchanges. Such activities are settled by the Company through IB, a domestic clearing organization with the underlying transactions.

   The Company's revenue is largely dependent on the trade execution of the Affiliate's corporate clients' US participants of share and compensation plans on an agency basis. In addition, in accordance with the SLA, the Company receives a markup for support services performed on behalf of the Group. Effective October 1, 2018, the Company's revenues are also derived from trade execution of its own US corporate clients (herein referred to as "Own Client"). See Note 8.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company:

   Basis of Accounting – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. Summary of Significant Accounting Policies - Continued

Cash and Cash Equivalents – For the purpose of the Statement of Cash Flows, the Company considers as cash and cash equivalents foreign currencies and all short-term investments with an original maturity of three months or less. In addition, restricted cash consists of cash segregated under Federal and other regulations.

Translation of Foreign Currencies - The Company holds certain balances in foreign currency. The purpose of these balances is to facilitate transaction requests made by customers, corporate clients' US participants of share and compensation plans. The non-United States dollar currencies were remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition with gains and losses resulting from non-United States dollar currency transactions included in other income on the Statement of Operations.

Cash Segregated Under Federal and Other Regulations – The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. Cash and restricted cash reported within the Statement of Financial Condition as of June 30, 2020 amounted to $6,769,985 and $5,000,000, respectively, with a total of $11,769,985 presented in the Statement of Cash Flows.

Security Deposits – The Company maintains a security deposit of $24,093 with the sublandlord under the operating sublease agreement. As of June 30, 2020, the security deposit is included with other assets in the Statement of Financial Condition.

Leases- The Company accounts for leases under ASU 2016-02, *Leases (Topic 842)* accounting guidance which requires the Company, the lessee, to recognize a right-of-use asset and related lease liability for its operating leases.

Restricted Cash- The Company reports restricted cash under ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*.

Income Taxes – FASB Accounting Standards Codification ("ASC") Topic 740*, Income Taxes ("FASB ASC 740")* requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year.

2. Summary of Significant Accounting Policies - Continued

Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

As of June 30, 2020, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326)*: Measurement of Credit Losses on Financial Instruments. The amendments in this ASU require the measurement of all expected credit losses for the financial assets held at amortized cost to be based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities. The amendments in this ASU are effective for fiscal year beginning after December 15, 2022 including interim periods within those fiscal years.

3. Receivables From Clearing Organization

The clearing and depository operations for the Company's transactions are provided by one clearing broker. This account consists of amounts receivable from commissions and fees with the clearing organization. Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis. Commission receivable from the clearing organization included in the Statement of Financial Condition amounted to $1,637,801.

4. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on plan participants' share transactions and executed on an Omnibus basis. The balance in these accounts as of June 30, 2020, amounted to $18,071,147 and reported both as a receivable from and payable to customers in the Statement of Financial Condition.

5. **Computation for Determination of Reserve Requirements**

The Company is subject to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. As of June 30, 2020, the Company segregated cash of $5,000,000 in a Special Reserve Bank Account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). This Special Reserve Bank Account is included on the Statement of Financial Condition in cash segregated under federal and other regulations.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of (a) $250,000 or (b) 2% of aggregate debit items, as defined. Adjusted net capital, aggregate debit items requirements change from day to day. At June 30, 2020, the Company had net capital of $12,195,025 which was $11,833,885 in excess of minimum net capital.

7. **Possession or Control Requirements**

The Company carries and clears customers' accounts under an omnibus clearing arrangement with IB and maintains customers' funds fully segregated in a Special Reserve Bank Account at Metropolitan Bank for the exclusive benefit of customers.

8. **Related Party Transactions**

The Company is involved in significant related party transactions with the affiliate. In the Statement of Financial Condition are assets and liabilities resulting from various activities with the affiliate. In accordance with the SLA, the Company provides monthly operational support services to the affiliate and in return receives the cost of the operational support services plus a markup.

The Company had a line of credit with the affiliate for a maximum drawdown of $10,000,000, at an interest rate of 6% per annum and maturing on October 23, 2026. On January 31, 2020, the Company had fully paid the debt and closed the credit line.

As of June 30, 2020, the gross payable due to the affiliate of $799,718 resulted from commissions to be remitted, and operational support to service Own Client. This amount is offset by a gross receivable from the affiliate of $230,629 mainly from service fee income, share registration costs, and broker fees to be reimbursed. The net payable to the affiliate of $569,089 is included in payable to affiliates, net, in the accompanying Statement of Financial Condition.

The Company has a cost sharing agreement with another affiliate for staff related costs. The related payable as of June 30, 2020, amounted to $18,462 and is included in payable to affiliates, net, in the accompanying Statement of Financial Condition. The balance of $35,526 represents an amount due from its parent for other operating

8. Related Party Transactions-Continued

transactions paid by the Company on behalf of the Parent, and is offset against the payable to affiliates, net.

There is a high level of integration of the Company's activities and operations with the Affiliate and their new parent company. The accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

9. Concentrations of Credit Risk

The Company and Equatex AG, through the use of technology and manual processes, perform daily reconciliations oversight over intraday balances held at Citibank. N.A. consisting of paying accounts segregated by currency. These paying accounts hold primarily client funds and are segregated from any other operating accounts of the Company. There is the risk that if any of the paying accounts are left with a significant balance overnight, there might not be enough time to instruct Citibank N.A. to transfer funds for purposes of satisfying and complying with the weekly customer reserve formula deposit requirement.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limit of $250,000 per depositor. As of June 30, 2020, the Company's amount in excess of the insured limit is $6,447,323. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

We considered the impacts of the COVID-19 pandemic on our business, results of operations and financial condition. The COVID-19 pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth.

From an operational perspective, our business has remained open and we do not have any plans to close our business operations. The extent of the impact of the pandemic on our business will depend largely on future developments, including the duration and spread of the outbreak, its severity and the actions taken to contain the disease or treat its impact. We continue to monitor the dynamic situation, including guidance and regulations issued by the U.S. and other governmental authorities. In light of the rapidly evolving nature of the COVID-19 outbreak, we are not able at this time to estimate the ultimate effect of the pandemic on our business, results of operations or financial condition in the future.

10. Commitments-Leases

The Company subleases its principal office space at 140 Broadway, New York City. The terms of the location provide for certain escalation clauses relating to taxes and operating expense payments. The sublease, an operating lease, will expire on October 30, 2020.

The Company records leases under the new guidance and uses an incremental borrowing rate of 3% which approximates the U.S. Treasury rate. The Company's maturity analysis and reconciliation to its lease liability is presented in the table below.

Minimum Lease Payments

July 01, 2020 - October 30, 2020	$ 32,279
Total Lease Payments July 01, 2020 - October 30, 2020	32,279
Less: Discount to Present Value	2,664
Lease Liability as of June 30, 2020	$ 29,615

11. Indemnifications

In the normal course of business, the Company could be subject to various claims, litigation, regulatory and arbitration matters. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 4% of compensation deposited by the employee as an elective contribution. Amounts deferred over 4% are not matched by the Company. Contributions are vested immediately at 100%.

13. Income Taxes

The Company is subject to taxation in the United States and various state jurisdictions. At June 30, 2020, the Company's net operating loss carryforwards ("NOL") of approximately $176,000 and $220,000 for state and city purposes, respectively, and other adjustments gave rise to a deferred tax asset of approximately $27,000 for which a full valuation allowance is provided due to the uncertainty of its realization. The NOL expires commencing in year 2037 through 2038. During the year ended June 30, 2020, the valuation allowance decreased by approximately $27,000.

For the year ended June 30, 2020, management has determined that there are no uncertain tax positions. At June 30, 2020, the Company's income tax returns for the years 2017, 2018 and 2019 are subject to tax examinations by U.S. tax authorities.

14. Subsequent Events

The Company is not aware of any subsequent events through the date the financial statements were available for issuance that may have a material effect on the financial statements.